US ONCOLOGY, INC.

10101 Woodloch Forest

The Woodlands, Texas 77380

(281) 863-1000

December 7, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jennifer Rigel

Re:	US Oncology, Inc.
Withdrawal of Amendment to Form S-4/A filed December 7, 2009
File No. 333-162514

Ladies and Gentlemen:

We hereby request that you remove from the EDGAR System the Amendment to Form S-4/A filed by US Oncology, Inc. (the “Company”) on December 7, 2009. The filing was incorrectly labeled as an Amendment to Form S-4/A. As it is a post-effective amendment to the Company’s Prospectus filed November 4, 2009, it has been resubmitted with heading of POS AM.

Thank you for your assistance with this matter and please contact William Appleyard on 212.596.9715 if you require further information related to this request.

Sincerely,

/s/ B. Scott Aitken

B. Scott Aitken

Associate General Counsel